KongZhong Partners with Nival to Publish "Blitzkrieg 3" Exclusively in China

August 26, 2013, Beijing, KongZhong Corporation (NASDAQ:KONG), a leading provider of digital entertainment services for consumers in the PRC, announced today its strategic partnership with well known Russian game developer Nival, where KongZhong will have exclusive rights to publish and operate the new RTS PVP game "Blitzkrieg 3" in mainland China. This agreement also further bolsters and expands KongZhong existing war genre online game pipeline.

Blitzkrieg3 is the sequel of classic Blitzkrieg, a well known PC games series that enjoys a great number of loyal fans around the world especially in China. Blitzkrieg3 allows players to re-create famous historical battles in WWII settings. Blitzkrieg3 combines the fixed tower building gameplay feature with real-time strategy mode, allowing players to be involved into the battles by driving their armies on the defense maps defined by enemies. The whole genre is similar to adding MOBA style gameplay onto a more traditional PC-based real-time strategy game.

KongZhong's Chairman and CEO, Mr. Leilei Wang said, “KongZhong has been actively engaged in building up the war genre online game brand as a key differentiation point for Chinese online gamers for our Company. Blitzkrieg 3 will bring completely new experiences to Chinese players, which is quite different from World of Tanks. Gamers in World of Tanks are like brave soldiers, while in Blitzkrieg 3, players will assume the roles of commanding officer during the battles. Publishing and operating Blitzkrieg 3 will further supplement and strengthen the company’s existing war genre portfolio. As a Russian famous game developer, Nival is rich in game development experience, and KongZhong strongly values our partnership with Nival. I believe Blitzkrieg 3 will achieve great success in China through our join efforts with Nival."

Blitzkrieg game has won over 40 awards globally together with 2 million unit sales. Blitzkrieg 3 is the now a top priority and flagship game of Nival, which is directly managed by the company CEO Sergey Orlovskiy. “China is an important market for expanding our game business,” said Sergey Orlovskiy, “As one of the leading internet game companies in China, KongZhong Corporation owns the largest military genre game player user base, which is the ideal partner we are looking for to publish our flagship game Blitzkrieg 3 in such an important market. We’re very glad to have the opportunity to release Blitzkrieg 3 in China.”

KongZhong has accumulated a rich set of operating and marketing experience in the war game genre from operating World of Tanks since the beginning of 2011. Through these experiences, KongZhong is highly attuned to the requirements of online military game fans in the China market as well as having accumulated a significant community of online military game fans onto the KongZhong game platform, to create competitive advantages in the China online game market. All of these will lay the solid foundation for the future successful operation of Blitzkrieg3 in China.

4

Find more about Blitzkrieg 3:

Official website: http://b3.KongZhong.com

Forum: http://bbs.b3.KongZhong.com

About Nival

Nival is an independent game developer focused on strategy games. The company was founded in 1996 by games industry veteran Sergey Orlovskiy, who currently serves as company CEO. Nival began to self-publish its own games in 2005. Nival strives to bring innovations to traditional game genres. Altering the borders, it aims to create supreme experience for its players through a mix of a gameplay types and our signature art style. Nival's track record includes the best-selling Heroes of Might and Magic V, Blitzkrieg, Silent Storm and Etherlords game series. With offices in Moscow and St. Petersburg, Russia; Miami, Florida; Kiev, Ukraine and Minsk, Belarus, Nival currently has more than 200 employees across four development studios.

5